UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated September 17, 2015, announcing that the Company renewed its USD 1 Billion Secured Global Borrowing Base Multicurrency Revolving Credit Facility and USD 250 Million Secured U.S. Borrowing Base Revolving Credit Facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: September 18, 2015	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 99.1

Aegean Marine Petroleum Network Announces Renewal of USD 1 Billion Secured Global Borrowing Base Multicurrency Revolving Credit Facility and USD 250 Million Secured U.S. Borrowing Base Revolving Credit Facility

NEW YORK, Sept. 17, 2015 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced that it has successfully renewed its USD 1 Billion Secured Global Borrowing Base Multicurrency Revolving Credit Facility (the "Global Borrowing Base"). All of the participating lenders have renewed their commitments to Aegean at improved terms in-line with market conditions.

In addition to the Global Borrowing Base Aegean also announced that it has renewed its USD 250 Million Secured U.S. Borrowing Base Revolving Credit Facility (the "U.S. Borrowing Base") at a reduced interest rate. The U.S. Borrowing Base is intended to continue to finance the Company's operations in the United States.

Both borrowing base facilities will also continue to be used for the financing of working capital needs in connection with the purchase, transportation, storage and sale of fuel and gas oil.

E. Nikolas Tavlarios, President of the Company, commented, "We appreciate the interest of our lenders and their confidence in our business model and ability to execute our strategy, which is focused on achieving profitable revenue growth and increased global market share."

The Global Borrowing Base renewal was arranged by ABN AMRO as Active Bookrunning Mandated Lead Arranger. ABN AMRO also acted as Coordinator and Agent in all capacities. The lending group includes the following banks: ABN AMRO, BNP Paribas, KBC, NATIXIS, Rabobank, ING, Societe Generale, Belfius, National Bank of Greece, Credit Suisse, Mashreqbank, Emirates NBD, and Arab Bank.

The U.S. Borrowing Base renewal was also arranged by ABN AMRO as Sole Lead Arranger, Bookrunner and Syndication Agent. ABN AMRO also acted again as Agent in all capacities. The lending group includes the following banks: ABN AMRO, BNP Paribas as Co-Agent, Natixis, Rabobank, ING, Macquarie and Societe Generale.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 31 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, the U.S. East Coast, Los Angeles, the U.S. Gulf, Algeciras, Germany and Russia. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SOURCE
Aegean Marine Petroleum Network Inc.
(212) 430-1098